

May 6, 2015

Steven van der Velden
Chief Executive Officer
Elephant Talk Communications Corp.
100 Park Avenue
New York, NY 10017

> **Re: Elephant Talk Communications Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 1, 2015**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **File No. 1-35360**

Dear Mr. van der Velden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Previously Issued Financial Statements, page 24

1.   We note from your disclosure on page 24 that you believe part of your restatement was the result of an overstatement of revenue due to a failure to identify and determine whether contracts that were negotiated as a package with a single customer should have been combined per ASC 605-35-25. In this regard, please tell us about the nature of these contracts and how you concluded that they are within the scope of ASC 605-35.

Results of Operations, page 27

2.   We note from your introductory paragraph in this section that the conversion of Euro and
        USD leads to period-to-period fluctuations in your reported USD results. Please tell us if
        the impact of foreign exchange rate variances has been material to your results of
        operations, and if so, quantify the impact that foreign exchange rate variances had on net
        revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of
        Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for
        guidance.

Revenue, page 27

3.   You state that the 28% increase in your mobile and security solutions business is mainly
        due to the increasing revenues of new and existing customers. This statement is overly
        general. Please revise to provide more insight into the underlying business drivers or
        conditions that contributed to the increase and discuss whether you expect this trend to
        continue. Discuss other business or economic developments that may impact your
        business and operations and describe any known trends or uncertainties that have had or
        you expect may reasonably have a material impact on future performance. For further
        guidance, refer to Item 303 of Regulation S-K and the Commission's Interpretive Release
        on Management's Discussion and Analysis of Financial Condition and Results of
        Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 35

4.   We refer to your statement that you improved your cash generating activities in 2014
        compared to 2013; however, due to "the very strong buildup of accounts receivable in the
        fourth quarter with one of its customers the Company ultimately showed a net cash used
        in operating activities of $2.1 million instead of what would have been a positive cash
        flow for the year 2014." This statement refers to an entry made in your cash flow
        statement that is required to comply with U.S. GAAP. In addition, we note that the entry
        to reflect a change in deferred revenue is positive, representing cash received and more
        than offsets the change in Accounts Receivable. In this regard, revise to provide a
        balanced discussion and analysis that includes insight into the underlying internal and
        external business factors that drove changes in your liquidity and capital resources as
        seen through the eyes of management. For further guidance, please refer to Item 303 of
        Regulation S-K as well as section IV of the Commission's Interpretive Release on
        Management's Discussion and Analysis of Financial Condition and Results of Operation,
        which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

Operating activities, page 35

5.   We further note your disclosure that "Net cash used in operating activities for the year
        ended December 31, 2014 was negatively affected by increased deferred revenues and
        accounts receivable, as a result of the restatement…" The correction of prior period

errors does not affect the comparability of your currently reported operating cash flows. Please tell us why you believe an increase in deferred revenue negatively affected your operating cash flows and revise to clearly explain the underlying drivers of changes in your cash flows.

Reconciliation of Net Loss to Non-GAAP Adjusted EBITDA

6.   We note that your non-GAAP measure "Adjusted EBITDA" is designed to show a measure of the company's operating performance. In this regard, please tell us and disclose why you have added back the change in deferred revenue to the performance measure. Please further clarify if all of the deferred revenue that has been added back has been collected in cash.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 40

7.   Please tell us how your disclosure for foreign currency exchange rate risk complies with Item 305 of Regulation S-K and specifically, tell us which alternative you utilized for the required quantitative disclosures about market risk pursuant to paragraph (a) of Item 305. Alternatively, revise your disclosure as appropriate.

Form 10-K as amended April 4, 2014 for the Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Loss, page 46

8.   Please revise the Cost of Service caption to disclose parenthetically that both depreciation and amortization are excluded from this line item.

Note 2. Business and Summary of Significant Accounting Policies

Foreign Currency Translation

9.   Please tell us how you have complied with the requirement of ASC 830-20-45-1 and 50-1 regarding the disclosure of your aggregate transaction gain or loss included in determining net income for the period.

Revenue Recognition and Deferred Revenue, page 54

10.   Please tell us in more detail how you concluded, in accordance with ASC 605-25-25-5, that professional services/consulting for implementation and integration do not qualify as separate units of accounting because they do not have value to the customer on a standalone basis. In your response, please provide us with a better understanding of the implementation and integration services you provide and how they relate to the undelivered elements in your multiple-element arrangements.

Further, please also tell us in more detail about the other professional services that you offer, including the facts that you rely upon when concluding, in accordance with ASC 605-25-25-5, that the delivered service qualifies as a separate unit of accounting because it has value to your customer on a standalone basis.

11.   We note that amounts that have been invoiced for professional services are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Please tell us about the nature of your deferred revenue balance at December 31, 2014 and if you establish an account receivable and corresponding deferred revenue liability in certain situations. If so, tell us why you believe it is appropriate to recognize a receivable prior to earning the revenue and the deferred revenue prior to receiving the cash and explain how this policy complies with the definition of an asset in the statement of Financial Accounting Concepts 6.

Note 34. Subsequent Events, page 80

12.   Please tell us and disclose the impact that you expect the termination of the Iusacell Agreement to have on your financial condition and results of operations and the nature of the re-organization that you have referenced in your note disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant